Exhibit (a)(2)

March 2, 2018

RE: Liquidation Opportunity for American Realty Capital New York City REIT, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of American Realty Capital New York City REIT, Inc. (the “REIT”) for $16.02 per share in cash. Comrit Investments 1, LP (the “Purchaser”) is offering to pay you cash by purchasing up to 124,844 shares of the REIT’s common stock. But this offer expires on March 20, 2018, so you must act soon.

Outside of this tender offer and an additional tender offer by the REIT that is currently open, the REIT has stated publicly that there are very few liquidity opportunities available for your investment. Specifically, the REIT’s public filings say:

•                  On February 27, 2018, the board of directors of the REIT unanimously authorized a suspension of the distributions the REIT pays to stockholders, effective as of March 1, 2018.

•                  The REIT’s stockholders are limited in their ability to sell their shares pursuant to its share repurchase program and may have to hold their shares for an indefinite period of time. Subject to certain conditions, only repurchase requests made following the death or qualifying disability of stockholders that purchased shares of the REIT’s common stock or received their shares from the REIT (directly or indirectly) through one or more non-cash transactions will be considered for repurchase.

•                  No public market currently exists, or may ever exist, for shares of the REIT’s common stock and its shares are, and may continue to be, illiquid.

This offer will:

•                  Allow you to take advantage of this opportunity to receive cash for your investment.  The $16.02 per share offer is net of any fees or costs.

•                  Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•                  Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser currently holds approximately 45,202 shares, or less than 0.15%, of the outstanding common stock of the REIT.

If you are interested in this opportunity, please carefully review the included summary offer sheet and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Amended Offer to Purchase and other related documents are available for review in the REIT’s filings on the SEC’s website at www.sec.gov.

Following the expiration of this offer on March 20, 2018, we intend to mail your check within three business days after we receive confirmation that the shares have been transferred to us.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible. If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, LP

By:	Comrit Investments Ltd., its General Partner
By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer